SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 2002

Biacore International AB (publ)
Rapsgatan 7
S-754 50 Uppsala
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BIACORE

INTERIM REPORT JANUARY – MARCH 2002

- **Biacore's sales in the first quarter of 2002 increased by 7% to SEK 141.3 million (132.5). Sales were strong in both Europe and Asia-Pacific.**
- **Biacore achieved a 14% improvement in earnings per share in the first quarter of 2002. This improvement was the result of the Company's higher sales as well as lower overall costs, following the high level of investments that were made in 2001 to introduce Biacore®S51 and Biacore®C and to build its business capabilities with the pharmaceutical and biotechnology industries.**
- **Biacore®S51, the Company's first new high-performance system for lead optimization and certain specific ADME applications, has been well accepted by its initial customers with sales continuing to progress.**
- **Biacore's collaboration with Bruker Daltonics Inc. has made significant progress with two important milestones being met. This important collaboration will commercialize the combination of SPR and mass spectrometry for functional proteomics applications.**
- **In March, the United States Court of Appeals for the Federal Circuit confirmed an earlier judgement granting a permanent injunction preventing Thermo BioAnalysis Corp. from infringing Biacore's U.S. patent. Biacore expects to receive approximately USD 1.7 million in damages from Thermo BioAnalysis Corp. No damages awarded have as yet been included in Biacore's accounts.**
- **Biacore is confident about its future growth prospects and expects its sales to increase by approximately 20% in 2002, with substantial quarterly variations. After major investments during 2001, combined marketing and administration costs are expected to increase by no more than 10% in 2002. In addition to the Company's on-going level of R&D spending, which is targeted at 15% of sales, Biacore plans to invest in the region of SEK 35 million in 2002 on commercializing its SPR array chip technology. This forecast is unchanged from the the one included in the year-end report 2001.**

	January – March		
	2002	2001	Change
Sales, SEK million	**141.3**	132.5	+7%
Operating income, SEK million	**29.6**	25.8	+15%
Operating margin, %	**21**	19	
Income after financial items, SEK million	**31.2**	28.0	+11%
Diluted earnings per share, SEK	**2.17**	1.91	+14%

OPERATIONAL REVIEW JANUARY- MARCH 2002

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period in 2001.

In the first quarter of 2002, Biacore's sales increased by 7% to SEK 141.3 million (132.5). This is a satisfactory outcome given the very strong sales performance seen in the first quarter of 2001 and continued economic uncertainties, which are slowing the pace of order placements. Excluding currency effects, sales increased by 2%.

Biacore®3000 remains the Company's best-selling product. This system is used for applications in the critical areas of drug discovery upstream of high-throughput screening (HTS), including target identification and validation, and assay development for HTS. The system is also the Company's key product offering to academic customers in Biacore's core basic life science research market. In key academic centers and institutes around the world Biacore®3000 is used to solve a wide range of biological research problems especially in the field of proteomics. Biacore®3000 is also playing an important role in Biacore's strategy of becoming a key technology supplier to the drug discovery industry.

The first quarter of 2002 saw further sales of the Company's new Biacore®S51. This new system, which has been well received by the market, has been designed for lead optimization and certain specific ADME applications, two of the key problem areas faced by the drug discovery industry, particularly downstream of HTS.

Sales were divided geographically as follows:

	January-March		
SEK million	**2002**	2001	Change
Americas	**66.3**	74.1	-11%
Europe	**30.5**	22.8	+34%
Asia-Pacific	**44.5**	35.6	+25%

Sales growth during the first quarter was strongest in Europe where sales rose by 34%. This is the result of the investments that the Company made in 2001 to develop and strengthen its pan-European sales capabilities. Sales also grew strongly in Asia-Pacific with revenues up 25%. In the American market sales fell by 11% due to the very demanding comparisons with the first quarter of 2001, when sales increased by 63%, and a slowdown in orders from major pharmaceutical companies.

The 82.7% gross margin achieved in the first quarter of 2002 was consistent with prior periods.

In line with the forecasts that were made for 2002, the first quarter saw the Company maintain very tight control of costs. Total costs for marketing, administration and research and development decreased by 7% to SEK 81.2 million (87.2) in the first quarter. Marketing and sales costs increased by 10% to SEK 42.9 million (39.0), while administration costs fell by 30% to SEK 16.0 million (23.0). This reduction in administration costs is mainly the result of the high level of spending that took place in the first quarter of 2001 as Biacore explored a number of strategic options. R&D spending amounted to SEK 22.3 million (25.2). The lower underlying R&D spending resulted from the decline in outsourced costs associated with the development of the important new systems,

Biacore®S51 and Biacore®C, which were launched in the second half of 2001. R&D costs in the first quarter also include costs from the first-time consolidation of XenoSense, the company in Northern Ireland that develops kits for food analysis. During the first quarter, SEK 8.1 million (5.6) was spent to commercialize Biacore's unique SPR array chip technology. In 2002, Biacore expects to spend in the region of SEK 35 million on this project. SEK 29.9 million was invested in this project during 2001.

This tight control of costs meant that operating income for the first quarter amounted to SEK 29.6 million (25.8), an increase of 15%. The operating margin was 21% (19).

Currency differences amounted to SEK -6.2 million (5.3) in 'Other income and expenses' and SEK 0.0 million (0.0) in 'Financial items.'

The tax charge for the first quarter was 32% (32) of income after financial items.

Net income in the first quarter was SEK 21.5 million (19.0), giving a 14% increase in *diluted earnings per share* to SEK 2.17 (1.91).

INVESTING ACTIVITIES

Capital expenditures in the first quarter amounted to SEK 5.4 million (3.5).

PERSONNEL

At the end of March 2002, Biacore had 302 (249) permanent employees.

BUSINESS REVIEW

Improving The Economics of Drug Discovery and Development

Biacore's strategic focus is to maximize the potential of its unique SPR technology to improve the overall economics of the drug discovery and development process. This is being achieved through the activities of the Company's life science research and pharmaceutical and biotechnology business units.

This focus is based on Biacore's belief that its systems can make a major contribution to improving the overall economics of the drug discovery and development process by both generating important new insights into the biology of disease as well as overcoming a number of the key bottlenecks faced by the pharmaceutical and biotechnology industries in the development of new medicines.

This increasing focus on all of the elements of the drug discovery and development process has been a key factor in the success that Biacore has achieved over the last three years. This has led to growing sales to both our core academic customers as well as the pharmaceutical and biotechnology industries.

Generating New Insights to the Biology of Disease

Over the last two years the Company's Life Science Research business unit has put a great deal of effort into marketing the ability of Biacore's SPR technology based systems to help solve many of the important problems faced by academic scientists working on developing a clear understanding of the molecular causes of disease.

Key areas where Biacore has focused its marketing activities have included **Cancer,** where a major campaign was launched in 2001 and has been updated in early 2002. A new campaign highlighting the work that has been done in the field of **Neuroscience** was rolled out towards the end of the first quarter of 2002.

The final research area where Biacore is working to establish its position as a true global leader is **Proteomics**. The marketing campaign in this area started in 2001 and has focused on two areas of proteomics research namely ligand fishing and protein interactions. Both of these areas are crucial to developing a clear understanding of disease and for identifying drug like structures that might be worth exploring as potential drug candidates.

Functional Proteomics Collaboration with Bruker Daltonics Inc.

Biacore's ambition to play a major role in the on-going proteomics revolution was a key driver behind the deal that was signed with Bruker Daltonics in October 2001. This collaboration is designed to combine:

- Biacore's SPR technology's ability to generate unique functional data on protein–protein or protein–ligand interactions, and;
- Bruker Daltonics' mass spectrometry (MS) expertise to identify and characterize the proteins of interest.

The combination of these technologies represents a significant commercial opportunity in the field of functional proteomics as it will enable drug discovery workers to quickly identify and characterize new targets of interest that have been generated as a result of the major advances in the field of genomics.

Over the last few months significant progress has been made in achieving the collaboration goals. Scientists working from both companies have already successfully demonstrated the principle of the combined technique of SPR-MS using a model system. Their work was displayed at the important PITTCON conference in New Orleans in March.

In addition, the first steps have been taken to integrate SPR-derived functional information with mass spectrometric identification and characterization data in new ProteinScape software. This bioinformatics software package was developed by Bruker in collaboration with leading pharmaceutical and proteomics research companies, for comprehensive proteomics data warehousing and analysis. The new version of software has been adapted as part of the collaboration to include Biacore's functional SPR data as well as Bruker Daltonics' MS data.

Research Consulting Services in the U.S.

The new research consulting services offering that Biacore launched in the U.S. has met with a very positive response. RCS is a unique fee-for-service business, directly exploiting the capabilities of Biacore's scientists to design and perform reliable and quality experiments across a wide range of applications. This new service, which is designed to provide access to the benefits of SPR technology to a much larger number of research scientists, is already working on a range of projects for both academic and industrial customers.

Developing High Quality Drug Candidates

In addition to helping generate clearer insights into the causes of disease, Biacore's SPR technology based systems have the ability to help the pharmaceutical and biotechnology companies discover and develop better drugs for the treatment of a wide range of diseases. Over the last two years, Biacore's pharmaceutical and biotechnology business unit has been expanded in order to enable us to capture the market potential for our systems with this key customer group.

Biacore®S51 Continues to Gain Market Acceptance

In order to fully capitalize on the market opportunity that Biacore sees with pharmaceutical and biotechnology customers, the Company has introduced two new dedicated systems. The first of these, Biacore®S51, was introduced during the third quarter of 2001 and has been well accepted by customers both in the pharmaceutical and biotechnology industries with sales being made to major pharmaceutical and biotechnology companies in both North America and Europe.

Biacore®S51 has been specifically designed for lead optimization and certain ADME applications, two of the key problem areas faced by the drug discovery industry, particularly downstream of HTS. Biacore®S51 is a key addition to Biacore's product line-up for pharmaceutical and biotechnology customers as it complements Biacore®3000. The key benefits of Biacore®S51 are its high sensitivity, the high-quality data that it generates and its higher-throughput capabilities, which are matched to the applications for which it has been designed.

Biacore®C System Targeting QC Applications

The first quarter of 2002 saw the start of the marketing campaign for the new Biacore®C system, which was launched in late 2001. This system is designed for rapid concentration analysis in drug development, manufacturing quality control (QC) and in-process control applications. Biacore®C is the first SPR-based system for QC applications, designed specifically for compliance with regulatory requirements and was developed in collaboration with Boehringer Ingelheim Pharma KG.

Reaction to this new dedicated system from potential customers has been extremely good with interest being shown by major pharmaceutical companies in North America, Europe and Japan, as well as a number of key regulatory agencies.

SPR Array Chip Technology Systems On Track

Biacore's unique SPR array chip technology is the key to the Company achieving its aggressive medium term growth ambitions. This technology represents an important breakthrough as it has the potential to increase exponentially the number of molecular binding assays that can be performed per day. This dramatic increase in the high quality information that can be generated will allow Biacore to become a major player in the proteomics revolution, one of the most important areas of life science research.

Biacore's collaboration with Millennium Pharmaceuticals Inc. to develop this unique SPR array chip technology is progressing well. Input from the scientists at Millennium on potential applications and the needs of the drug discovery industry have enabled the combined team to focus its R&D efforts on the key array technology formats that will meet the demands of this customer group. Preliminary results from this collaboration were presented by Millennium at the meeting of the Association of Biomolecular Resource Facilities in Austin, Texas, in March. Using a prototype system, Millennium were able to reproducibly immobilize multiple biomarkers and test them against multiple samples. The experiments provided information about all of the individual binding events with no cross reactivity between samples and no background problems.

Biacore is confident that the successful development of its new SPR array chip technology will provide both academic and pharmaceutical/biotechnology industry customers with a unique tool both to explore protein function and to evaluate the vast number of proteins identified from genomic research as potential therapeutic targets. Biacore expects its first SPR array chip technology system to reach the market in 2004.

The substantial commercial potential for Biacore's unique SPR array chip technology has led the Company to continue to invest significantly in this technology in order to bring it to the market as rapidly as possible. In 2002, Biacore expects to spend approximately SEK 35 million on commercializing its SPR array chip technology. In 2001, the spending on SPR array chip technology amounted to SEK 29.9 million. This investment in SPR array chip technology is in addition to the Company's on-going level of R&D spending, which is targeted at approximately 15% of sales.

Solid Platform for Future Growth

Biacore continues to make significant progress in terms of the growth of its business and in achieving its strategic goals. Looking ahead the Company is confident of its prospects based on

- The growth that can be expected from its pharmaceutical and biotechnology customers through the continuing success of Biacore®3000 and the new systems, Biacore®S51 for lead optimization and Biacore®C for quality control applications.
- The growth prospects for the Company's business with its key academic customers as a result of the marketing campaigns in the fields of cancer and neuroscience along with the massive global interest in proteomics, all of which is creating significant interest in the unique functional information on biomolecular interactions that our SPR technology can generate.
- The potential of the Company's new SPR array chip technology, which will allow Biacore's technology to be used for a broad range of applications across the whole of the drug discovery and development process where throughput is a key consideration.

These factors allied to Biacore's strong financial position, broad patent portfolio and the determination and experience of the Biacore staff and management team should result in further value being created for our shareholders.

ACCOUNTING PRINCIPLES

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's statement No. 20 Interim Financial Reporting. As of 2002, a number of new statements from the Swedish Financial Accounting Standards Council have become effective. The adoption of these new standards has not affected the reported results of operations or financial position of the Company. However, one of the new statements, No. 15 Intangible Assets, may affect Biacore's future income statements and balance sheets by requiring that product development expenses that fulfill certain criteria, but not other research and development expenses, be stated as assets and amortized over their estimated economic life. According to the statement, prior periods shall not be restated. All research and development expenses during the first quarter of 2002 have been charged to income.

QUARTERLY SALES VARIATIONS

Biacore's total sales during the period 1999-2001 were divided between the quarters as follows:

Quarter 1	22%	Quarter 3	20%
Quarter 2	22%	Quarter 4	36%

OUTLOOK FOR 2002

Biacore is confident about its future growth prospects and expects its sales to increase by approximately 20% in 2002, with substantial quarterly variations. After major investments during 2001, combined marketing and administration costs are expected to increase by no more than 10% in 2002. In addition to the Company's on-going level of R&D spending, which is targeted at 15% of sales, Biacore plans to invest in the region of SEK 35 million in 2002 on commercializing its SPR array chip technology. This forecast is unchanged from the one included in the year-end report 2001.

Uppsala, Sweden, May 7, 2002
BIACORE INTERNATIONAL AB (publ)
Ulf Jönsson
President and CEO

This interim report has not been subject to examination by the Company's auditors.

FINANCIAL INFORMATION

During 2002, Biacore plans to release its interim reports as follows:

January – June	Monday, July 22
January – September	Wednesday, October 23

Biacore is the global market leader in Surface Plasmon Resonance (SPR) based biosensor technology with its own operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's technology. Target groups consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies all over the world. Biacore focuses on drug discovery as its prime area for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange and Nasdaq in the U.S.

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

For further information, please contact:

Dr Ulf Jönsson, President and CEO, Phone +41 (0)79 668 8336
Lars-Olov Forslund, CFO, Phone +41 (0)79 347 9900
Jan Isoz, Investor Relations, Phone +46 (0)708 103 117

More information on Biacore is available at the Company's website: www.biacore.com
(SSE: BCOR; Nasdaq: BCOR; Reuters: BCOR.N)

Biacore Consolidated Income Statements

SEK million	January-March 2002	2001	Change	Full year 2001
Sales	**141.3**	**132.5**	7%	**543.7**
Cost of goods sold	-24.4	-23.6	3%	-99.8
Marketing	-42.9	-39.0	10%	-188.7
Administration	-16.0	-23.0	-30%	-86.7
Research and development	-22.3	-25.2	-12%	-104.7
Other income and expenses	-4.9	5.3		5.3
Amortization of goodwill	-1.2	-1.2		-5.0
Operating income	**29.6**	**25.8**	15%	**64.1**
Financial items, net	1.6	2.2		13.8
Income after financial items	**31.2**	**28.0**	11%	**77.9**
Income taxes	-10.1	-9.0		-27.6
Minority interest	0.4	-		-
Net income	**21.5**	**19.0**		**50.3**
Basic earnings per share, SEK	2.21	1.95		5.16
Diluted earnings per share, SEK	2.17	1.91		5.04
No. of shares, average, diluted, thousands	9,918	9,943		9,981
Net income	21.5	19.0		50.3
Stock options issued	-	-		18.2
Currency translation differences	-2.1	5.3		6.6
Change in shareholders' equity	19.4	24.3		75.1

Quarterly Income Statements

SEK million	Jan.-March 2002	Oct.-Dec. 2001	July-Sept. 2001	April-June 2001	Jan.-March 2001
Sales	**141.3**	**175.0**	**113.8**	**122.4**	**132.5**
Cost of goods sold	-24.4	-32.1	-20.3	-23.8	-23.6
Marketing	-42.9	-56.3	-45.6	-47.8	-39.0
Administration	-16.0	-28.3	-16.9	-18.5	-23.0
Research and development	-22.3	-27.0	-22.8	-29.7	-25.2
Other income and expenses	-4.9	-4.3	2.2	2.1	5.3
Amortization of goodwill	-1.2	-1.3	-1.2	-1.3	-1.2
Operating income	**29.6**	**25.7**	**9.2**	**3.4**	**25.8**
Financial items, net	1.6	2.0	7.0	2.6	2.2
Income after financial items	**31.2**	**27.7**	**16.2**	**6.0**	**28.0**
Income taxes	-10.1	-11.0	-5.6	-2.0	-9.0
Minority interest	0.4	-	-	-	-
Net income	**21.5**	**16.7**	**10.6**	**4.0**	**19.0**
Basic earnings per share, SEK	2.21	1.71	1.09	0.41	1.95
Diluted earnings per share, SEK	2.17	1.68	1.07	0.40	1.91
No. of shares, average, diluted, thousands	9,918	9,957	9,930	10,023	9,943

Sales by region

SEK million	Jan.-March 2002	Oct.-Dec. 2001	July-Sept. 2001	April-June 2001	Jan.-March 2001
Americas	66.3	63.4	57.1	54.7	74.1
Europe	30.5	63.5	24.9	39.8	22.8
Asia-Pacific	44.5	48.1	31.8	27.9	35.6
	141.3	**175.0**	**113.8**	**122.4**	**132.5**

Biacore Consolidated Balance Sheets

SEK million	March 31 2002	March 31 2001	Dec. 31 2001
Intangible assets	81.9	31.4	84.3
Property, plant & equipment	108.0	84.0	107.6
Long-term investments	36.6	68.0	40.5
Other long-term assets	25.4	24.1	28.7
Other current assets	248.8	200.9	249.0
Liquid funds	250.3	271.8	220.8
Total assets	**751.0**	**680.2**	**730.9**
Shareholders' equity	588.6	518.4	569.2
Minority interest	1.1	-	-
Provisions	65.8	55.1	64.2
Liabilities	95.5	106.7	97.5
Total shareholders' equity and liabilities	**751.0**	**680.2**	**730.9**

Financial structure

Operating capital	324.7	210.0	336.5
Long-term investments	36.6	68.0	40.5
Net interest-bearing assets	222.0	247.1	193.1
Net payable and deferred income tax asset	6.4	-6.7	-0.9
Minority interest	-1.1	-	-
Shareholders' equity	**588.6**	**518.4**	**569.2**

Biacore Consolidated Statements of Cash Flows

SEK million	January-March 2002	January-March 2001	Full year 2001
Net income	21.5	19.0	50.3
Less: Depreciation and amortization	5.7	4.6	20.5
Change in working capital	2.6	-21.0	-53.9
Other	5.1	4.9	1.4
Cash flows from operating activities	**34.9**	**7.5**	**18.3**
Purchase of intangible assets	-	-	-57.5
Purchase of property, plant and equipment	-5.4	-3.5	-40.0
Proceeds from sale of long-term investments	-	-	32.2
Cash flows from investing activities	**-5.4**	**-3.5**	**-65.3**
Cash flows from financing activities	**0.0**	**0.0**	**0.0**
Net change in liquid funds	**29.5**	**4.0**	**-47.0**

Key figures

Operating margin	20.9%	19.5%	11.8%
Return on operating capital	35.8%	51.8%	24.4%
Return on equity	14.9%	15.0%	9.5%
Equity ratio	78%	76%	78%
Shareholders' equity per share, diluted, SEK	59.35	52.14	56.96
No. of shares, thousands	9,750	9,750	9,750
No. of shares, end of period, diluted, thousands	9,917	9,942	9,993
No. of shares, average, diluted, thousands	9,918	9,943	9,981

BIACORE

PRESS RELEASE

Code: 02/BIAC/05
For Immediate Release!

For further information, please contact:
Jan Isoz, Investor Relations
+46 (0) 708 103 117

Scientific/Trade Press Enquiries:
David Dible, HCC.De Facto Group
+44 (0) 207 496 3305

Annual General Meeting, May 7, 2002

Uppsala, Sweden, May 7, 2002. Biacore International AB (Biacore) (SSE: BCOR; Nasdaq: BCOR) today announced that today's Annual General Meeting was attended by 30 shareholders, representing 56 percent of the total number of shares and votes in the Company.

The meeting decided that no dividend should be paid but that unrestricted shareholders' equity should be carried forward in its entirety as retained earnings.

The meeting reelected the board members, i.e. Mr Lars-Göran Andrén, Dr Gordon Edge, Mr Tom Erixon, Dr Ulf Jönsson, Mr Donald R Parfet, Mr Mats Pettersson and Dr Marc Van Regenmortel and elected Mr Magnus Lundberg, President of Pharmacia Diagnostics AB, as new member of the board. The unions had nominated Mrs Anna Hansson and Mr Markku Hämäläinen as their representatives on the board and Mr Hans Sjöbom and Mrs Eva-Lotta Hedström as deputies.

The meeting decided to establish a nomination committee with the task to propose to the General Meeting of Shareholders (i) the number of board directors to be elected, (ii) the election of board directors and (iii) remuneration to the board directors.

The meeting decided, in accordance with the board's proposal, that, as part of its incentive program, the Company shall issue one debenture with a nominal value of SEK 1,000 with a total of 80,000 detachable subscription rights for new shares (warrants) in the Company. Each subscription right gives the holder the right to subscribe for one share, with a nominal value of SEK 10, in the Company during the period 15 May, 2002 to 31 May, 2007. The subscription price shall be equivalent to 100 percent of the average price paid for the Company's shares listed on Stockholmsbörsen during the period 29 April, 2002 to 14 May, 2002.

The increase of the Company's share capital corresponds to a dilution of app. 0.8 percent (app. 7.6 percent totally together with the incentive programs decided in 2000 and 2001).

Employee options shall be issued free of charge to employees within the Biacore group. The board will decide on the allotment in each individual case. No more than 4,000 options shall be issued to senior management (except managing director and deputy managing director who are not entitled to receive options within this year's program), no more than 2,000 to other key employees and no more than 500 to other employees.

– Ends –

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) based biosensor technology with its own operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's technology. Target groups consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies all over the world. Biacore focuses on drug discovery as its prime area for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exhange and Nasdaq in the U.S.

Further information on Biacore can be found on the web: www.biacore.com

Address and phone: *Biacore International AB*
Rapsgatan 7, SE-754 50 Uppsala, SWEDEN
Phone: +46 (0)18-67 57 00 Fax: +46 (0)18-15 01 10
e-mail: info@biacore.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biacore International AB (publ)

By: ________________________________

Name: Lars-Olov Forslund

Title: Chief Financial Officer

Dated: June 17, 2002